

Mail Stop 4546

December 12, 2016

VIA E-mail
Bryan M. Reasons
Senior VP, Finance and Chief Financial Officer
Impax Laboratories, Inc.
30831 Huntwood Avenue,
Hayward, California 94544

> **Re: Impax Laboratories, Inc.**
> **Form 10-K for Year Ended December 31, 2015**
> **Filed February 22, 2016**
> **File No. 001-34263**

Dear Mr. Reasons:

We have reviewed your December 1, 2016 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 17, 2016 letter.

Notes to Consolidated Financial Statements
23. Segment Information, page F-54

1.   We have reviewed your response to prior comment 1. Since product sales from your Generics Division comprised 82.6% of your 2015 revenue and these products could cover a wide array of therapeutic areas and indications, your view of all generics as similar products appears to be overly broad. We are concerned that your disclosure does not provide transparency regarding revenue from:
   - certain products, which may not be similar to other products, from which you derive significant revenue; and
   - products from which you may not derive significant revenue but when grouped, for instance by therapeutic area or other class below your segment level, may be significant.

Please provide us with the following additional information regarding your consolidated revenue, net regardless of reportable segment to help us evaluate your product revenue disclosures:

- The names of your Top 5 products and their percentage of consolidated revenue, net for fiscal years 2014 and 2015 and for the nine months ended September 30, 2016;
- Additional information related to the nature of each Top 5 product including the specific condition it is meant to treat, therapeutic area covered, generic or branded, and whether the product is interchangeable with any of your other products. Provide the same information for any additional product whose revenue, net is 10% or more of your consolidated revenue, net; and
- Any therapeutic area and the percentage of consolidated revenue, net for products not covered by the first two bullets above for fiscal years 2014 and 2015 and for the nine months ended September 30, 2016 if it represents 10% or more of consolidated revenue, net.

You may contact Bonnie Baynes, Staff Accountant, at (202) 551-4924 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance